As filed with the Securities and Exchange Commission on July 10, 2018

United States
Securities and Exchange Commission
Washington, D.C. 20549
____________________

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Guggenheim Energy & Income Fund
(Name of Subject Company (issuer))

Guggenheim Energy & Income Fund
(Name of Filing Person (offeror))
Common Shares of Beneficial Interest, $0.01 Par Value Per Share
(Title of Class of Securities)

40169Q105
(CUSIP Number of Class of Securities)

Amy J. Lee
Guggenheim Funds Investment Advisors, LLC
227 West Monroe Street
Chicago, Illinois 60606
(312) 827-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Filing Person(s))
Copies to:

Michael K. Hoffman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036	Kevin T. Hardy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 155 N. Wacker Drive Chicago, Illinois 60606

CALCULATION OF FILING FEE:

Transaction Valuation	Amount of Filing Fee
$1,869,502.83(a)	$232.75(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for Shares in the offer.

(b)	Calculated at $124.50 per $1,000,000 of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:         $237.02
Filing Party:            Guggenheim Energy & Income Fund
Form or Registration No.:         SC-TO-I
Date Filed:             June 6, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on June 6, 2018 by Guggenheim Energy & Income Fund, a Delaware statutory trust (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase for cash up to 2.5% of the Fund’s outstanding shares of Common Shares of Beneficial Interest, par value $0.01 per share (the “Shares”), or up to 1,763 Shares, upon the terms and subject to the conditions contained in the Offer to Purchase dated June 6, 2018 (the “Offer to Purchase”) and the related Letter of Transmittal.
This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.
The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 5:00 p.m., New York time, on July 6, 2018.

2.
13,113 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer, and 1,763 of those Shares were accepted for repurchase by the Company in accordance with the terms of the Offer.

3.	The Shares were repurchased at a price of $1,060.41, the Fund’s net asset value per Share as of 4:00 P.M., New York City Time, on July 6, 2018.
Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Letter of Transmittal.

Item 12.        Exhibits
Exhibit No.    Description
(a)(1)(i)        Offer to Purchase, dated June 6, 2018*
(a)(1)(ii)        Form of Letter of Transmittal*
(a)(1)(iii)    Letter to Shareholders*
(a)(2)        None
(a)(3)        Not applicable
(a)(4)        Not applicable
(a)(5)        Press Release, dated June 6, 2018*
(a)(6)        Press Release, dated July 10, 2018+
(b)        None
(d)        None
(g)        None
(h)        None
_____________
+    Filed herewith.
*    Previously filed with the Schedule TO-I on June 6, 2018

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
GUGGENHEIM ENERGY & INCOME FUND.

By:    /s/ Mark E. Mathiasen
Name:    Mark E. Mathiasen
Title:    Secretary
Date: July 10, 2018

Exhibit Index

Exhibit No.    Description

(a)(6)	July 10, 2018